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EXHIBIT 21

SHUFFLE MASTER, INC.
SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation
Shuffle Master of Mississippi, Inc.	Mississippi
Shuffle Master International Limited	Minnesota
Shuffle Master Holding Company, Inc.	Nevada
Shuffle Master Australia Pty Ltd	Australia
Gaming Products Pty Ltd	Australia

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SHUFFLE MASTER, INC. SUBSIDIARIES OF THE REGISTRANT